UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company)

HUTTIG BUILDING PRODUCTS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Philip Keipp

Vice President and Chief Financial Officer

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, Missouri 63141

(314) 216-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Craig A. Roeder

Piotr Korzynski

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Huttig Building Products, Inc., a Delaware corporation (“Huttig”), with the Securities and Exchange Commission (the “SEC”) on March 29, 2022, relating to the tender offer (the “Offer”) by HBP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Woodgrain Inc., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Huttig (the “Shares”), at a purchase price of $10.70 per Share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on March 28, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraphs as a new subsection following the subsection entitled “Item 8. Additional Information—Annual and Quarterly Reports” on page 51:

“Final Results of the Offer and Completion of the Merger.

The Offer expired at 11:59 p.m., New York City time, on May 2, 2022 (the “Expiration Time”). Computershare Trust Company, N.A., in its capacity as depositary for the Offer, has advised Parent and Merger Sub that, as of the Expiration Time, a total of 19,250,622 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 70.4% of the outstanding Shares as of the Expiration Time. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition (as defined in the Merger Agreement) of the Offer. All conditions to the Offer having been satisfied, on May 3, 2022, Merger Sub accepted for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time. Parent and Merger Sub are required to make prompt payment of the Offer Price for such Shares.

Following the consummation of the Offer, on May 3, 2022, the Company, without a meeting of its stockholders in accordance with Section 251(h) of the Delaware General Corporation Law, completed its merger with Merger Sub (the “Merger”), pursuant to which Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Also on May 3, 2022, the Company notified The Nasdaq Stock Market LLC (“Nasdaq”) that the Offer and the Merger had been completed and requested that trading of the Company’s shares on Nasdaq be halted prior to the opening of trading on May 3, 2022 and suspended at the close of trading on May 3, 2022. In addition, on May 3, 2022, the Company requested that Nasdaq file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 25 in order to effect the delisting of the Company’s shares of Common Stock and the preferred stock purchase rights attached thereto (the “Preferred Share Purchase Rights”) from Nasdaq and the deregistration of such shares of Common Stock and Preferred Share Purchase Rights under Section 12(b) under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Huttig Building Products, Inc.

By:	/s/ Philip W. Keipp

Name:	Philip W. Keipp
Title:	Vice President and Chief Financial Officer

Dated: May 3, 2022